SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

March 20, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

Update to Previously Disclosed Items: LINE MOBILE Corporation, a Consolidated Subsidiary of LINE Corporation, Execution of Memorandum of Understanding for Strategic Alliance by a Consolidated Subsidiary and Prospect of Change to Subsidiary

TOKYO--(BUSINESS WIRE)--March 20, 2018--As previously announced in the February 2, 2018 release titled "Notice of Execution of Memorandum of Understanding for Strategic Alliance by a Consolidated Subsidiary and Prospect of Change to Subsidiary," LINE MOBILE Corporation (hereinafter "LINE MOBILE"), a consolidated subsidiary of LINE Corporation (hereinafter the "Company"), hereby announces that today it has executed an agreement with SoftBank Corp. (hereinafter "SoftBank") regarding a capital alliance wherein SoftBank will underwrite a third-party allocation of new shares to increase LINE MOBILE’s capital, as well as a partnership for promoting the MVNO business (hereinafter the "Alliance Agreement").

1. Overview of the Alliance Agreement

(1) Details concerning partnership

The two companies will work together to grow and expand the LINE MOBILE telecommunications service by applying SoftBank's experience. as a comprehensive telecommunications business operator to the service model that LINE MOBILE has built since the launch of the MVNO (mobile virtual network operator) service in September 2016.

(2) Details concerning capital alliance

SoftBank will underwrite LINE MOBILE's issuance shares using the third party allocation method.

(i) Status of shares held by the Company before and after the third-party allocation of shares to increase capital

(1)	Number of shares held before change	342,000 shares (100%)
(2)	Number of shares held after change	342,000 shares (49%)

(ii) Schedule of third-party allocation of shares to increase capital

(1)	Date of agreement execution	March 20, 2018
(2)	Date of capital increase	April 2, 2018 (tentative)

2. Future Projections

After the procedures for the third party allocation of new shares to increase capital accompanying this capital alliance are completed, LINE MOBILE is planned to change from a consolidated subsidiary to an equity-method affiliate of the Company.

The effects on the Company's consolidated earnings for the 2018 fiscal year (ending December 2018) are undetermined. An announcement will be made once determined.

The Company has announced further details concerning the Memorandum of Understanding for this Alliance in the press release titled "LINE MOBILE and SoftBank Execute a Capital Alliance and Partnership to Further Grow the LINE MOBILE MVNO Business" (https://linecorp.com/ja/pr/news/en/2018/2096) released today.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co